UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                         (Amendment No. 19)*


                          STRAWBRIDGE & CLOTHIER

                           (Name of Issuer)


              Series A Common Stock, par value $1 per share

                    (Title of Class of Securities)


                            863200 10 1
                            (CUSIP Number)



  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
  Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             SCHEDULE 13G

  CUSIP No. 863200 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       G. Stockton Strawbridge
  _________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                             (b) / /
  _________________________________________________________________

  3    SEC USE ONLY

  _________________________________________________________________

  4    CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S.A.
  _________________________________________________________________

                      5  SOLE VOTING POWER

  NUMBER OF           275,649
  SHARES
  ______________________________________________
  BENEFICIALLY        6  SHARED VOTING POWER
  OWNED BY            1,142,526
  EACH
  ______________________________________________
  REPORTING           7  SOLE DISPOSITIVE POWER
  PERSON              64,648
  WITH
  ______________________________________________
                      8  SHARED DISPOSITIVE POWER

                      1,353,527
  _________________________________________________________________

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      1,418,175  (See Note 1)
  _________________________________________________________________

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                           / /

  _________________________________________________________________

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                      16.0%  (See Note 3)
  _________________________________________________________________

  12  TYPE OF REPORTING PERSON*
                      IN
  _________________________________________________________________


                *SEE INSTRUCTIONS BEFORE FILLING OUT!













































                             SCHEDULE 13G

  CUSIP No. 863200 10 1

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Peter S. Strawbridge
  _________________________________________________________________

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) /X/
                                                             (b) / /
  _________________________________________________________________

  3    SEC USE ONLY

  _________________________________________________________________

  4    CITIZENSHIP OR PLACE OF ORGANIZATION


       U.S.A.
  _________________________________________________________________

                      5  SOLE VOTING POWER

  NUMBER OF            40,117
  SHARES
  ______________________________________________
  BENEFICIALLY        6  SHARED VOTING POWER
  OWNED BY            659,453
  EACH
  ______________________________________________
  REPORTING           7  SOLE DISPOSITIVE POWER
  PERSON               40,117
  WITH
  ______________________________________________
                      8  SHARED DISPOSITIVE POWER

                      659,453
  _________________________________________________________________

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      699,570  (See Notes 1 and 2)
  _________________________________________________________________

  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                           / /

  _________________________________________________________________

  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.6 %  (See Note 3)
  _________________________________________________________________

  12  TYPE OF REPORTING PERSON*


                      IN
  _________________________________________________________________

                *SEE INSTRUCTIONS BEFORE FILLING OUT!






















































                      FOOTNOTES TO SCHEDULE 13G

  1. The shares beneficially owned are Series B Common Stock, which is not registered under the Securities Act of 1934, other than in the case of G. Stockton Strawbridge, 5,390 shares of Series A Common Stock, as to which he has shared voting and dispositive power and in the case of Peter S. Strawbridge, 666 shares of Series A Common Stock and 21,218 shares of Series A Common Stock subject to options as to which he has sole voting and dispositive power. Beneficial ownership of the Series B Common Stock, which is convertible at all times into Series A Common Stock on a share-for-share basis, pursuant to Rule 13d-3(d)(1)(i) is deemed to be beneficial ownership of Series A Common Stock which is registered under the Securities Exchange Act of 1934.

  2. Includes 21,218 shares of Series A Common Stock issuable within sixty days upon the exercise of stock options.

  3. Percent of the Series A Common Stock deemed to be outstanding at December 31, 1995, consisting of all the shares of Series A Common Stock outstanding (7,471,781), the shares of Series B Common Stock owned by the reporting person and shares of Series A Common Stock subject to options held by the reporting person.

































  Item 1.

       (a)  Name of Issuer: Strawbridge & Clothier

       (b)  Address of Issuer's Principal Executive Offices:
                           801 Market Street
                           Philadelphia, PA  19107-3199

  Item 2.

       (a)  Name of Person Filing:   G. Stockton Strawbridge (GSS)
                                     Peter S. Strawbridge (PSS)

       (b)  Address of Principal Business Office or, if none,
       Residence:
                           801 Market Street
                           Philadelphia, PA  19107-3199


       (c)  Citizenship: U.S.A.

       (d) Title of Class of Securities: Series A Common Stock, par value $1 per share(1)

       (e)  CUSIP Number: 863200 10 1

       * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.

  Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) / / Broker or Dealer registered under Section 15 of the Act
       (b)  / /  Bank as defined in section 3(a)(6) of the Act
       (c) / / Insurance company as defined in section 3(a)(19) of the Act
       (d) / / Investment Company registered under section 8 of the Investment Company Act
       (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
       (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
       (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
       (h)  / /  Group, in accordance with Section 240.13d-
                 1(b)(1)(ii)(H)

       * See Exhibit 1 attached hereto for identification and classification of the other Reporting Persons.






  Item 4.   Ownership

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

       (a)  Amount Beneficially Owned:    1,418,175 (GSS)
                                            699,570 (PSS)
       (b)  Percent of Class:   16.0% (GSS)
                                 8.6% (PSS)
       (c)  Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the
  vote
                              275,649 (GSS)
                               40,117 (PSS)
                     (ii)   shared power to vote or to direct the
  vote
                            1,142,526 (GSS)
                              659,453 (PSS)
                     (iii)  sole power to dispose or to direct the
                            disposition of
                               64,648 (GSS)
                               40,117 (PSS)
                     (iv)   shared power to dispose or to direct
  the
                            disposition of
                            1,353,527 (GSS)
                              659,453 (PSS)

  ** See Exhibit 1 attached hereto.


  Instruction:   For computations regarding securities which
                 represent a right to acquire an underlying security see Rule 13d-3(d)(1).

  Item 5.   Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

  Instruction:   Dissolution of a group requires a response to this
                 item.


  Item 6.   Ownership of More than Five Percent on Behalf of
            Another Person.






            Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 1,348,137 shares of Series B Common Stock and 5,390 shares of Series A Common Stock. G. Stockton Strawbridge, Henry M. Clews and William P. Wood are trustees under two trusts, one of which holds 418,825 shares of Series B Common Stock and the other of which holds 62,673 shares of Series B Common Stock and 5,390 shares of Series A Common Stock. PNC Bank, N.A. also is a trustee under the former trust. G. Stockton Strawbridge and Paul E. Shipley are trustees under a trust holding 211,001 shares of Series B Common Stock. G. Stockton Strawbridge, Peter S. Strawbridge and PNC Bank, N.A. are trustees under three trusts, which hold 491,554 shares of Series B Common Stock and are trustees under three other trusts which hold an aggregate of 163,887 shares of Series B Common Stock.

  Item 7.   Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company

            See Exhibit 1 attached hereto for the identification and classification of each of the Reporting Persons.

  Item 8.   Identification and Classification of Members of the
            Group

  Item 9.   Notice of Dissolution of Group

  Item 10.  Certification

            By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                Date:  February 14, 1996


                           Signature:
                           /s/ G. Stockton Strawbridge
                           Name/Title:  G. Stockton Strawbridge











            By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such a purpose or effect.

                                Date:  February 14, 1996


                           Signature:
                           /s/ Peter S. Strawbridge
                           Name/Title:  Peter S. Strawbridge










































                              Exhibit 1


            The undersigned hereby agree that the attached statement is filed on behalf of each of G. Stockton Strawbridge and Peter S. Strawbridge.


  Date:  February 14, 1996
  /s/ G. Stockton Strawbridge
  G. Stockton Strawbridge


  Date:  February 14, 1996
  /s/ Peter S. Strawbridge
  Peter S. Strawbridge








































